Points International Reports Strong Second Quarter 2021 Results

- Sustained Performance Improvements Drive Third Consecutive Quarter of Sequential Revenue, Gross Profit and Adjusted EBITDA Growth -

- Revenue Increased 152% on a Year-Over-Year and 58% Sequentially -

- Gross Profit Increased 76% from the Year-Ago Quarter and 37% Sequentially -

- Adjusted EBITDA Increased 10 X from the Year-Ago Quarter and 184% Sequentially -

- Continued Execution on Pipeline Expands Presence by Geographies and Verticals -

Correction: The above headline in the original version of this press release inadvertently referred to an incorrect percentage increase in Adjusted EBITDA. The headline above has been corrected in this press release. This correction does not change any other information in this press release.

TORONTO - August 11, 2021 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the second quarter ended June 30, 2021.

Unless otherwise noted, all amounts are in USD. The complete second quarter Condensed Consolidated Interim Financial Statements and Management's Discussion & Analysis are available at www.sedar.com and www.sec.gov.

"Our second quarter performance continued our momentum from last quarter, with strong sequential and year-over-year improvements across our key financial metrics," said Rob MacLean, CEO of Points. "We generated over $100 million in revenue for the first time since the fourth quarter of 2019, with growth across gross profit and Adjusted EBITDA1 also outpacing our expectations. While we have continued to drive transactions through our promotional activity, our services more closely tied to near-term travel also began to reaccelerate as a result of vaccine-related tailwinds. These trends demonstrate the continued progress of our recovery from the lows of the pandemic last year, as well as the resilience of our platform and growth strategy.

"We have delivered robust progress on our core growth drivers through deepening our existing engagements, establishing new global partnerships, and enhancing our in-market services through our growing automated marketing capabilities. In addition to further expanding our presence in the Middle East, we have signed a new long term partnership with a prominent carrier in the Asia-Pacific region. We will be launching a number of services with this partner in the coming months and look forward to updating you on the progress.  We have also increased our deployments in non-travel verticals, both through further developing pre-pandemic engagements and expanding our services into new types of loyalty programs. Looking ahead, we continue to have a very healthy pipeline of business, and I expect discussions with both new and existing partners to remain positive."

Mr. MacLean concluded: "Amid ongoing positive industry trends, we recognize that the pace of global recovery remains fluid. We continue to monitor changes in health protocols around the world, especially those related to the Delta variant. Within our business, we remain cautiously optimistic about our growth trajectory for the second half of 2021, and are encouraged by the strong sequential growth we have generated over the last three quarters. We look forward to leveraging our strong financial and operational foundation to further optimize the value we create for our partners, loyalty customers, and shareholders alike."

1 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs,  share-based compensation expense and other one-time costs such as impairment charges) is considered by management to be a useful supplemental measure when assessing financial performance.  Management also believes that Adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See Non-GAAP Financial Measures section of Management's Discussion and Analysis.

Second Quarter 2021 Financial Highlights

	For the three months ended
(in millions USD)	June 30, 2021	March 31, 2021	June 30, 2020
Total Revenue	$103.0	$65.0	$40.9
Gross Profit	$12.3	$9.0	$7.0
Total Operating Expenses	$11.6	$10.2	$10.6
Net Income/(Loss)	$0.5	($1.1)	($3.3)
Adjusted EBITDA	$3.4	$1.2	$0.3

● Total revenue in the second quarter of 2021 increased 58% on a quarter-over-quarter basis, driven by  continued improvements across both marketing activity and non-promotional or "baseline" activity more closely associated with near-term travel. On a year-over-year basis, total revenue increased 152%, reflecting strong sales recovery from the lows of the COVID-19-related impacts in the prior year quarter.

● Gross profit in the second quarter of 2021 improved 37% compared to the first quarter of 2021 and increased 76% compared to the prior year quarter. The sequential and year-over-year increases were driven by the Company's aforementioned marketing, promotional and baseline improvements, as well as continued recovery from pandemic-related impacts.

● Operating expenses in the second quarter of 2021 increased both sequentially and year-over-year due to an expected decrease in the amount of wage subsidy funding received under the Canada Emergency Wage Subsidy program, the gradual easing of some spending restrictions implemented at the outset of the pandemic as financial performance continues to improve, and, to a lesser extent, the impacts of foreign exchange headwinds on the Canadian dollar. The Company recognized wage subsidies of approximately $0.6 million as an offset to operating expenses in the second quarter of 2021 and does not anticipate participating in further subsidies  for the remainder of the year.

● Total funds available, which is defined as the sum of cash and cash equivalents, cash held in trust and funds receivable from payment processors, at the end of the second quarter were $94.5 million compared to $79.1 million at the end of 2020. As at December 31, 2020, total funds available included $15.0 million of borrowings on the Company's senior secured credit facility, which was repaid in the first quarter of 2021. The increase primarily reflects the proceeds from the bought deal financing the Company completed in the first quarter of 2021, as well as the aforementioned strong sales activity.

Recent Operational Highlights

New Partnerships

● In May, signed a long term and multi service agreement with a prominent carrier in the Asia-Pacific region. These services are expected to launch in the second half of 2021.

● In April, launched a previously announced new partnership with Mashreq Bank, a leading United Arab Emirates financial institution, to allow members of Mashreq's Salaam program to exchange points into Emirates Skywards miles.

● Launched Exchange service with Bilt Rewards, the rewards program that allows renters to earn points on rent and build a path towards homeownership.

Expanded Partnerships

● In April, announced the Rapid Rewards Subscription Plan with Southwest Airlines, allowing members to build towards a predetermined rewards balance through monthly points deposits.

● Expanded partnership with the Qatar Airways Privilege Club program during the second quarter with two additional services: (1) Hotel & Car Rewards service, enabling members to earn and redeem their miles on hotel bookings and car rentals; and (2) Launched our Accelerate Anything service for Privilege Club members.

● In July, deployed the Accelerate Anything Service with the Etihad Guest program. The Accelerate Anything service allows members to accelerate their current miles balance-regardless of how these miles were earned. Etihad is the third loyalty program partner in the growing Middle East region to take advantage of this new capability.

● In June, facilitated new integration between Frontier Airlines and meal kit delivery service Home Chef, further developing the Home Chef deployment after its pre-pandemic launch.

● Expanded exchange opportunities across the platform. In July, increased the number of exchange options with Citi Thankyou Rewards, initiating real time exchange availability with the American Airlines AAdvantage program. In August, added Air Canada's Aeroplan program as an additional exchange option with the Chase Ultimate Rewards program.

Points Announces Renewal of Share Repurchase

Points also announced today that the board of directors has approved a normal course issuer bid to repurchase up to 5% of its issued and outstanding common shares (the "Repurchase"), and that it intends to enter into an automatic share purchase plan with a broker in order to facilitate the Repurchase.

The Repurchase is subject to approval by the TSX, and is expected to commence in September 2021. Points' previous normal course issuer bid commenced on September 9, 2020 and will terminate on September 8, 2021.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its second quarter 2021 results, followed by a question-and-answer session.

Date: Wednesday, August 11, 2021

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13721291

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the Events section of Points International's IR site here.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through August 25, 2021.

Toll-free dial-in number: 1-844-512-2921

International dial-in number: 1-412-317-6671

Conference ID: 13721291

About Points International Ltd.

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented and our capitalization), our financial performance, our growth strategies, our business pipeline and ability to sign and launch new loyalty program partnerships, and our beliefs on the long-term sustainability of the loyalty industry, the role of the loyalty industry in the recovery of the travel industry, the competitive environment in which we operate, the recovery of the broader travel and hospitality industries, the Repurchase (including the expected timing of commencement), other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large partners for a significant portion of our total revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis ("MD&A"), and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov. The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Refer to "Non-GAAP Financial Measures" section of the Company's Q2 2021 MD&A for reconciliation to, and description of the Company's non-GAAP financial measures.

Investor Relations Contact

Cody Slach and Jackie Keshner

Gateway Investor Relations

1-949-574-3860

IR@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Income to Adjusted EBITDA[1]

[1] Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, share-based compensation expense, foreign exchange and other one- time costs or benefits such as impairment charges. Management believes that adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at		June 30, 2021		December 31, 2020
ASSETS				
Current assets				
Cash and cash equivalents	$	85,855	$	73,070
Cash held in trust		1,973		280
Funds receivable from payment processors		6,719		5,795
Accounts receivable		5,950		3,559
Prepaid taxes		668		1,760
Prepaid expenses and other assets		4,046		3,075
Total current assets	$	105,211	$	87,539
Non-current assets				
Property and equipment		1,186		1,529
Right-of-use assets		1,460		1,862
Intangible assets		11,513		12,130
Goodwill		5,681		5,681
Deferred tax assets		3,655		3,087
Other assets		202		202
Total non-current assets	$	23,697	$	24,491
Total assets	$	128,908	$	112,030
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	5,010	$	5,766
Income taxes payable		668		489
Payable to loyalty program partners		61,860		50,629
Current portion of lease liabilities		1,188		1,156
Current portion of other liabilities		940		847
Current portion of long term debt		-		3,500
Total current liabilities	$	69,666	$	62,387
Non-current liabilities				
Long term debt		-		11,500
Lease liabilities		605		1,136
Other liabilities		43		57
Deferred tax liabilities		951		1,731
Total non-current liabilities	$	1,599	$	14,424
Total liabilities	$	71,265	$	76,811
SHAREHOLDERS' EQUITY				
Share capital		73,168		49,251
Contributed surplus		1,090		1,795
Accumulated other comprehensive income		475		623
Accumulated deficit		(17,090)		(16,450)
Total shareholders' equity	$	57,643	$	35,219
Total liabilities and shareholders' equity	$	128,908	$	112,030

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

[2] Prior period comparatives had been reclassified to conform with current year presentation.

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Expressed in thousands of United States dollars except number of shares (Unaudited)	Share Capital Number of Shares	Amount	Contributed Surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
			Attributable to equity holders of the Company			
Balance at December 31, 2020	**13,227,407**	**$ 49,251**	**$ 1,795**	**$ 623**	**$ (16,450)**	**$ 35,219**
Net loss	**-**	**-**	**-**	**-**	**(640)**	**(640)**
Other comprehensive loss, net of tax	**-**	**-**	**-**	**(148)**	**-**	**(148)**
Total comprehensive loss	**-**	**-**	**-**	**(148)**	**(640)**	**(788)**
Effect of share-based compensation expense	**-**	**-**	**2,519**	**-**	**-**	**2,519**
Share issuances – options exercised	**24,925**	**244**	**(72)**	**-**	**-**	**172**
Settlement of RSUs	**-**	**851**	**(3,152)**	**-**	**-**	**(2,301)**
Shares purchased and held in trust	**-**	**(453)**	**-**	**-**	**-**	**(453)**
Shares issued, net of issuance costs	**1,687,510**	**23,275**	**-**	**-**	**-**	**23,275**
Balance at June 30, 2021	**14,939,842**	**$ 73,168**	**$ 1,090**	**$ 475**	**$ (17,090)**	**$ 57,643**
Balance at December 31, 2019	13,241,516	$ 45,799	$ -	$ 184	$ (6,791)	$ 39,192
Net loss	-	-	-	-	(2,207)	(2,207)
Other comprehensive loss, net of tax	-	-	-	(441)	-	(441)
Total comprehensive loss	-	-	-	(441)	(2,207)	(2,648)
Effect of share-based compensation expense	-	-	1,666	-	-	1,666
Share issuances – options exercised	50,299	457	(390)	-	-	67
Settlement of RSUs	-	2,920	(4,100)	-	-	(1,180)
Shares repurchased and cancelled	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity[3]	-	-	4,302	-	(4,302)	-
Balance at June 30, 2020	13,224,332	$ 48,938	$ 674	$ (257)	$ (13,300)	$ 36,055

[3] The Corporation has adopted a policy that when contributed surplus is in debit balance, the amount is reclassified to accumulated deficit for financial statement presentation purposes.

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars (Unaudited)

Amounts received for interest and amounts received for/paid in taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

Points International Ltd.
Income Statement Presentation Changes - FY 2020 by Quarter

Previous presentation: